Asante Capital Group Advisors LLC

Notes to Financial Statements
(amounts expressed in U.S. dollars)

Note 1.   Organization and Summary of Significant Accounting Policies

Description of Business: Asante Capital Group Advisors LLC (the "Company"), a Delaware limited liability company, was formed in June 2010 and is an indirect wholly owned subsidiary of Asante Capital Group LLP. The Company became a broker-dealer in September 2011 and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Securities Investor Protection Corporation ("SIPC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

The Company is currently exempt from the provisions of Rule 15c3-3 of the SEC based on Paragraph (k)(2)(i) of the rule.

Significant accounting policies are:

Basis of Presentation: The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Foreign Currency: The financial statements are presented in U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the accounts on the statement of operations are translated at average rates of exchange for the year.

Use of Estimates: The preparation of the financial statements in conformity with GAAP in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition: The Company earns revenue by charging a placement fee for raising capital for private equity firms and investment managers. Private placement fees are recorded at the time the revenue is earned.

Concentration: For the year ended March 31, 2016, approximately 33% of the Company's gross revenue came from transactions with one major customer.

Cash: Cash represents bank demand deposits, held at one financial institution, which may exceed federally insured limits during the year. However, the Company does not believe that this results in any significant credit risk.

Prepaid Expenses: The Company makes payments for certain expenses such as insurance in advance of the period in which it receives the benefit. These payments are classified as prepaid expenses and amortized over the respective period of benefit relating to the contractual arrangement.

Fixed Assets: Fixed assets are reported at cost, less accumulated depreciation and amortized under the straight line method. Fixed assets are depreciated over their useful lives.

Expenses and Liabilities: All costs and expenses are recorded on the accrual basis.

Income Taxes: The Company is a single-member limited liability company and had elected to be taxed as a "C Corp" for federal income tax purposes. The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Accounting*